SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2952X 104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2952X 104

1.	NAMES OF REPORTING PERSONS E-HOME GROUP LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,220,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,220,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,220,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.43%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*	This percentage is calculated based on 33,581,556 ordinary shares of E-Home Household Service Holdings Limited (the “Issuer”) issued and outstanding as of December 31, 2021.

CUSIP No. G2952X 104

1.	NAMES OF REPORTING PERSONS WENSHAN XIE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,220,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,220,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,220,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.43%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	This percentage is calculated based on 33,581,556 ordinary shares of E-Home Household Service Holdings Limited (the “Issuer”) issued and outstanding as of December 31, 2021.

CUSIP No. G2952X 104

Item 1.

(a)	Name of Issuer E-Home Household Service Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China

Item 2.

(a)

Name of Person Filing

This Schedule 13G is jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”)

E-home Group Limited

Wenshan Xie

E-home Group Limited directly holds 10,220,000 ordinary shares. Wenshan Xie is the director and sole shareholder of E-home Group Limited.

(b)

Address of the principal business office or, if none, residence

The address of the principal business office is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Wenshan Xie is Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China.

(c)	Citizenship E-home Group Limited is a company limited by shares organized under the laws of the British Virgin Islands. Wenshan Xie is a citizen of the People’s Republic of China.

(d)	Title of Class of Securities Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number G2952X 104

CUSIP No. G2952X 104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G for the aggregate number of ordinary shares that are beneficially owned by each Reporting Person as of December 31, 2021.

(b)	Percent of class: See Item 11 of the cover pages to this Schedule 13G for the percentage of ordinary shares that are beneficially owned by each Reporting Person as of December 31, 2021.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover pages to this Schedule 13G for the number of ordinary shares that are beneficially owned by each Reporting Person as of December 31, 20201 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition of.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

E-HOME GROUP LIMITED

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Director

WENSHAN XIE

/s/ Wenshan Xie

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated February 9, 2022, by and between E-home Group Limited and Wenshan Xie